UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number 001-40613

DigiAsia Corp.

(Translation of registrant’s name into English)

One Raffles Place #28-02

Singapore 048616

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Notice of Change of Auditor

On October 15, 2025, EC Barrett, LLC (“ECB”), the former independent registered public accounting firm of DigiAsia Corp. (the “Company”), resigned as the Company’s independent registered public accounting firm, effective immediately.

On November 15, 2025, upon the approval of the Board of Directors of the Company (the “Board”) and the Audit Committee of the Board (the “Audit Committee”), the Company approved the appointment of Mercurius & Associates LLP (“Mercurius”) as the Company’s independent registered public accounting firm. The Company and Mercurius entered into an engagement letter dated November 26, 2025, and Mercurius’s appointment became effective as of November 26, 2025.

The appointment of Mercurius was made after a careful consideration and evaluation process by the Company. The Company’s decision to appoint Mercurius was not the result of any disagreement between the Company and ECB on any matter of accounting principles or practices, or financial statement disclosure. There were no disagreements with ECB on any matter of accounting principles or practices, or financial statement disclosure, which disagreements that, if not resolved to ECB’s satisfaction, from the time of ECB’s engagement up to the date of its resignation, would have caused ECB to refer to in connection with its opinion to the subject matter of the disagreement.

Reportable Event. As described in ECB’s resignation letter, ECB advised the Company that it resigned following its professional assessment that certain scope limitations incurred during its audit prevented it from obtaining sufficient appropriate audit evidence to complete its engagement in accordance with generally accepted auditing standards (“GAAS”).

The Company provided ECB with a copy of the above disclosure and requested that ECB furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether or not it agrees with the above statements. A copy of ECB’s letter is filed as Exhibit 16.1 to this Form 6-K.

During the two most recent fiscal years and any subsequent interim periods prior to the engagement of Mercurius, neither the Company, nor anyone on behalf of the Company, has consulted Mercurius regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report was provided to the Company nor oral advice was provided that Mercurius concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing, or financial reporting issue; or (b) any matter that was the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any reportable events as described in Item 16F(a)(1)(v) of Form 20-F.

Financial Statements and Exhibits

Exhibits No.	Description
16.1	Letter of EC Barrett, LLC, dated January 21, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DigiAsia Corp. (Registrant)

Date: January 26, 2026	By:	/s/ Prashant Gokarn
	Name:	Prashant Gokarn
	Title:	Co-Chief Executive Officer